Exhibit 12.1

	At or for the Nine	At or for the Year Ended
	Months Ended	December 31,
	September 30, 2008	2007	2006	2005
		(in thousands except for ratios)
Ratio of Earnings to Fixed Charges
Including interest on deposits(1)	0.79	1.38	1.73	2.33
Excluding interest on deposits(2)	0.34	2.74	4.29	7.19

a Net income from continuing operations	$(8,909)	$32,875	$39,889	$28,065
b Income taxes	(7,757)	15,513	21,587	15,372
c Interest exp on deposits	53,566	98,128	65,612	25,546
d Interest exp on borrowings	25,211	27,805	18,685	7,022
e Dividends on preferred shares	0	0	0	0

(1)	(a+b+c+d+e)/(c+d+e)

(2)	(a+b+d+e)/(d+e)